SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York			84,114
Barclays Capital Nominees Limited			850,689
Barclays Capital Nominees Limited			747,110
Barclays Capital Nominees Limited			1,063,769
Barclays Global Investors Canada			76,176
Barclays Trust Co & Others			4,065
Barclays Trust Co as Exec/ADM C 000000000000000000		1,192
Barclays Trust Co EP856			225
Barclays Trust Co R69 C 000000000000000000			19,393
BNP PARIBAS			187,143
Chase Nominees Ltd 16376			589,939
Chase Nominees Ltd 20947			21,385,788
Chase Nominees Ltd 28270			377,467
Chase Nominees Ltd 28270			377,836
CIBC Mellon Global Securities			145,763
Gerrard Nominees Limited 611717			3,750
Gerrard Nominees Limited 643975			1,600
Gerrard Nominees Limited 770101			7,000
Greig Middleton Nominees Limited (GM1)			76,024
Investors Bank and Trust Co.			14,747
Investors Bank and Trust Co.			11,570
Investors Bank and Trust Co.			7,141,829
Investors Bank and Trust Co.			48,519
Investors Bank and Trust Co.			203,901
Investors Bank and Trust Co.			3,540
Investors Bank and Trust Co.			137,323
Investors Bank and Trust Co.			111,445
Investors Bank and Trust Co.			3,036,863
Investors Bank and Trust Co.			235,835
Investors Bank and Trust Co.			34,241
Investors Bank and Trust Co.			1,240,201
Investors Bank and Trust Co.			19,148
Investors Bank and Trust Co.			71,671
Investors Bank and Trust Co.			6,169,480
Investors Bank and Trust Co.			363,776
Investors Bank and Trust Co.			3,107,727
Investors Bank and Trust Co.	818,642
Investors Bank and Trust Co.			4,925
Investors Bank and Trust Co.			266,075
Investors Bank and Trust Co.			952,869
JP Morgan (BGI Custody) 16331			320,556
JP Morgan (BGI Custody) 16338			70,601
JP Morgan (BGI Custody) 16341			874,403
JP Morgan (BGI Custody) 16341			658,979
JP Morgan (BGI Custody) 16342			150,618
JP Morgan (BGI Custody) 16344			292,324
JP Morgan (BGI Custody) 16345			488,453
JP Morgan (BGI Custody) 16400			10,645,619
JP Morgan (BGI Custody) 17011			19,628
JP Morgan (BGI Custody) 18408			55,227
JP Morgan Chase Bank			783,634
JP Morgan Chase Bank			692,655
JP Morgan Chase Bank			72,976
JP Morgan Chase Bank			51,927
JP Morgan Chase Bank			334,250
JP Morgan Chase Bank			11,846
JP Morgan Chase Bank			29,479
JP Morgan Chase Bank			39,007
JP Morgan Chase Bank			656,750
JP Morgan Chase Bank			60,748
JP Morgan Chase Bank			11,472
JP Morgan Chase Bank			129,622
JP Morgan Chase Bank			163,061
JP Morgan Chase Bank			3,988
JP Morgan Chase Bank			172,750
JP Morgan Chase Bank			126,232
JP Morgan Chase Bank			34,615
JP Morgan Chase Bank			25,199
JP Morgan Chase Bank			9,162
JP Morgan Chase Bank			1,156,633
JP Morgan Chase Bank			110,158
JP Morgan Chase Bank			38,558
Master Trust Bank			40,143
Me llon Trust – US Custodian/			82,732
Mellon Trust — US Custodian/			351,639
Mellon Trust of New England			334,163
Mitsubishi Trust International			27,045
Mitsui Asset			19,759
Northern Trust Bank – BGI Sepa			517,766
Northern Trust Bank – BGI Sepa			104,889
Northern Trust Bank — BGI Sepa			410,314
R C Greig Nominees Limited			503,033
R C Greig Nominees Limited a/c AK1			108,647
R C Greig Nominees Limited a/c BL1			18,186
R C Greig Nominees Limited a/c CM1			11,725
R C Greig Nominees Limited a/c GP1			112,108
R C Greig Nominees Limited a/c SA1			34,167
Reflex Nominees Limited			1,524
Reflex Nominees Limited			3,301
State Street Bank & Trust – WI			343,742
State Street Boston			620,517
State Street Trust of Canada			331,943
Sumitomo TB			9,736
The Northern Trust Co — U			237,089
Trust & Custody Services Bank			1,288
Trust & Custody Services Bank			11,154

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

1 JUNE 2006

12. Total holding following this notification

72,521,110 ORDINARY SHARES OF £1

13. Total percentage holding of issued class following this notification

6.09%

14. Any additional information

N/A

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

5 JUNE 2006

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